UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RKCA, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1077 Celestial Street
(No. and Street)

Cincinnati (City) OHIO (State) 45202 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Rippe (Name) 513-977-4524 (Area Code – Telephone Number) brippe@rkca.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company, Inc
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Rd (Address) Cincinnati (City) OHIO (State) 45249 (Zip Code)

11/17/2009 (Date of Registration with PCAOB)(if applicable) 3876 (PCAOB Registration Number, if applicable)

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brent Rippe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RKCA, Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President and CEO

[signature]
Notary Public

JOYCE TABAR
Notary Public, State of Ohio
My Commission Expires 05-28-2024

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A Copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RKCA, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2023
with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

# TABLE OF CONTENTS

Flynn & Company
CPAs & Business Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
RKCA, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RKCA, Inc. as of December 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RKCA, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of RKCA, Inc.'s management. Our responsibility is to express an opinion on RKCA, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RKCA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of RKCA, Inc.'s financial statements. The supplemental information is the responsibility of RKCA, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I,

Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as RKCA, Inc.'s auditor since 2006.
Cincinnati, OH
February 16, 2024

**RKCA INC**

**STATEMENT OF FINANCIAL CONDITION**

**For the Year Ended December 31, 2023**

| | | |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 722,008 |
| Fees receivable | | 50,000 |
| Total current assets | | 772,008 |
| | | |
| **FIXED ASSETS:** | | |
| Furniture | | 1,018 |
| Equipment | | 6,612 |
| Office equipment | | 5,387 |
| | | 13,017 |
| Less accumulated depreciation | | (13,017) |
| | | - |
| | | |
| **OTHER ASSETS:** | | |
| Investment in stock | | 250 |
| | $ | 772,258 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **SHAREHOLDERS' EQUITY:** | | |
| Common stock - No par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share | $ | 1,500 |
| Additional paid-in capital | | 504,690 |
| Accumulated earnings | | 266,068 |
| Total shareholders' equity | | 772,258 |
| | $ | 772,258 |

The accompanying notes are an integral
part of the financial statements.

## RKCA INC

## STATEMENT OF INCOME

### For the Year Ended December 31, 2023

| | | |
|---|---|---|
| **REVENUES:** | | |
| Investment banking fees | $ | 5,933,580 |
| Advisory fees | | 337,114 |
| Total revenue | | 6,270,694 |
| **EXPENSES:** | | |
| Direct costs related to investment banking revenue | | 2,910,998 |
| Management service fees | | 3,889,118 |
| Regulatory and Professional | | 94,513 |
| Other operating expense | | 196,066 |
| Total expenses | | 7,090,695 |
| Net loss | $ | (820,001) |

The accompanying notes are an integral part of the financial statements.

## RKCA INC

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**For the Year Ended December 31, 2023**

| | Common Shares | Stock | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **BALANCE,** December 31, 2022 | 300 | $ 1,500 | $ 504,690 | $1,786,069 | $ 2,292,259 |
| Distributions to shareholders | - | - | - | (700,000) | (700,000) |
| Net loss | - | - | - | (820,001) | (820,001) |
| **BALANCE,** December 31, 2023 | 300 | $ 1,500 | $ 504,690 | $ 266,068 | $ 772,258 |

The accompanying notes are an integral
part of the financial statements.

# RKCA INC

## STATEMENT OF CASH FLOWS

### For the Year Ended December 31, 2023

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (820,001) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Change in assets - (increase) decrease: | | |
| Fees Receivable | | 21,863 |
| Net cash used in operating activities | | (798,138) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distribution to partners | | (700,000) |
| Net decrease in cash | | (1,498,138) |
| **CASH AND CASH EQUIVALENTS:** | | |
| Beginning of year | | 2,220,146 |
| End of year | $ | 722,008 |

The accompanying notes are an integral part of the financial statements.

RKCA, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

RKCA, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates as a Non-Covered Firm under that rule.

### Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies are described below to enhance the usefulness of the financial statements to the reader.

### Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

### Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2023, the allowance for doubtful accounts was $0.

### Revenue Recognition

*M&A Advisory Fees*

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are recognized as revenue based on the terms of the contract.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Revenue Recognition** (Continued)

***Significant Judgments***

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Fixed Assets**

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the useful lives of the assets. Maintenance and repair costs are expensed as incurred. The estimated useful lives of fixed assets are as follows:

| | |
|---|---|
| Leasehold improvements | 5 years |
| Office equipment | 7 years |
| Furniture and fixtures | 7 years |
| Computer equipment | 3 years |

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $ 5,000.

**Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $722,008 which was $717,008 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00% at December 31, 2023, the Company had no aggregate indebtedness.

**Income Taxes**

The Company is not a tax-paying entity for federal income tax purposes. Income or loss from the Company is reflected in the individual tax returns of the shareholders, due to the election of S-Corporation status under the Internal Revenue Code. The Company utilizes the cash basis of accounting for income for filing purposes. The Company's tax year end is December 31.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for the allowance for bad debts.

### Subsequent Events

Subsequent events have been evaluated through February 16, 2024, the date the financial statements were available to be issued.

## NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

## NOTE 3 - RELATED PARTY

The Company is affiliated with RKCA Services, LLC., which provides management and business services to the Company, including financial personnel. RKCA Services, LLC. charges personnel fees and substantially all related operating expenses to the Company. Included in the accompanying statement of operations of the Company, are personnel fees and expenses totaling $3,889,118 for the year ended December 31, 2023.

# SUPPLEMENTARY INFORMATION

SCHEDULE I

# RKCA, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

### December 31, 2023

| | Unaudited Amounts Per December 31 FOCUS Report |
|---|---|
| **NET CAPITAL:** | |
| Shareholder's equity | $772,258 |
| Nonallowable assets | (50,250) |
| Net capital | 722,008 |
| **MINIMUM CAPITAL REQUIRED TO BE MAINTAINED** (greater of $5,000 or 6-2/3% of aggregate indebtedness) | 5,000 |
| Excess net capital | $717,008 |
| Aggregate indebtedness | $0 |
| Ratio of aggregate indebtedness to net capital | 0.00% |

There are no material reconciling items between the amounts presented above and the amounts as reported in the RKCA, Inc.'s unaudited FOCUS Report as of December 31, 2023. Therefore, no reconciliation of the two computations is deemed necessary.

**SCHEDULE II**

**RKCA, INC.**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934**

**December 31, 2023**

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it claims exemption from Rule 15c3-3 as a Non-Covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3-3).

Flynn & Company
CPAs & Business Consultants

**Report of Independent Registered Public Accounting Firm**

To the Shareholders
RKCA, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) RKCA, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement of securities, investment advisory services and financial advisory services and does not receive or hold any customer funds or securities.
2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule*.

Flynn & Company, Inc.

February 16, 2024
Cincinnati, Ohio

RKCA, Inc.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2023

RKCA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company receives transaction-based compensation from clients for private placements, mergers, acquisitions, divestitures, restructurings and reorganizations, valuations and similar services. The Company also receives fees for advisory services. The Company does not receive or hold any customer funds or securities.

2. The Company claimed an exemption as s Non-Covered Firm per Footnote 74 and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3. The Company has met this exemption for the entire fiscal year ending December 31, 2023, without exception.

Brent Rippe

Managing Partner

Flynn & Company
CPAs & Business Consultants

**Report of Independent Registered Public Accounting Firm Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors
RKCA, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of RKCA, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do

not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

Cincinnati, OH
February 16, 2024